RJReynolds
------------------------------
        Tobacco Holdings, Inc.



April 6, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


RE: R.J. Reynolds Tobacco Holdings, Inc.
    R. J. Reynolds Tobacco Company
    RJR Acquisition Corp.
    Request for Withdrawal of Post-effective Amendment No. 1 to
    Registration Statement No. 333-92489 on Form S-3 filed March 12, 2001


Ladies and Gentlemen:

     We, R.J. Reynolds Tobacco Holdings, Inc., R. J. Reynolds Tobacco Company and RJR Acquisition Corp., request withdrawal of Post-effective Amendment No. 1 to the Registration Statement referenced above, as provided in Rule 477 of the Securities Act of 1933, as amended.

     We believed that the form, Post-effective Amendment No. 1, most reflected the substance of the addition of RJR Acquisition Corp. as a guarantor of the registered debt securities. As subsequently advised by the SEC staff, we make this request for withdrawal and, immediately thereafter, will file a new registration statement adding the guarantor.

     Please contact me at 336-741-5162 if you have any questions or comments with respect to this request.

                                   Sincerely,

                                   /s/ McDara P. Folan, III

                                   McDara P. Folan, III
                                   Vice President, Deputy General Counsel
                                     and Secretary